Cagle’s-Keystone Foods LLC

Financial Statements for the 52-Week Periods Ended December 27, 2003 and December 28, 2002

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Steering Committee of Cagle’s-Keystone Foods LLC:

We have audited the accompanying balance sheets of Cagle’s-Keystone Foods LLC (the “Company”), which is owned 70% by Executive Holdings L.P. and 30% by Cagle’s Inc., as of December 27, 2003 and December 28, 2002 and the related statements of operations, members’ equity, and cash flows for the 52-week periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 27, 2003 and December 28, 2002 and the results of its operations and its cash flows for the 52-week periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 9, 2004

CAGLE’S-KEYSTONE FOODS LLC
BALANCE SHEETS
(Dollars in thousands)

	December 27, 2003	December 28, 2002
ASSETS
CURRENT ASSETS:
Cash	$ 3,397	$ 951
Accounts receivable	8,423	5,971
Receivables—related party	4,677	13,302
Inventory	17,956	11,971
Notes receivable—related party		523
Prepaid and other current assets	212	248
	---------------------	---------------------
Total current assets	34,665	32,966

INVESTMENTS IN AND ADVANCES
TO AFFILIATED ENTITIES	464	254
PROPERTY, PLANT, AND EQUIPMENT:
Land	2,199	2,206
Buildings and improvements	57,397	53,224
Machinery and equipment	27,211	25,258
Furniture and fixtures	1,005	865
Construction in progress	289	4,424
	---------------------	---------------------
	88,101	85,977
Less accumulated depreciation	-28,375	-20,238
	---------------------	---------------------
Property, plant, and equipment—net	59,726	65,739

OTHER ASSETS	3,107	2,191
	---------------------	---------------------
TOTAL	$ 97,962	$ 101,150

See notes to financial statements.

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	$ 7,500	$ 7,500
Debt—related party	16,976	4,000
Accounts payable	7,881	11,481
Accounts payable—related party	244	530
Accrued expenses	4,726	3,137
	---------------------	---------------------
Total current liabilities	37,327	26,648

LONG-TERM DEBT	47,063	67,880
OTHER LONG-TERM LIABILITIES	2,549
	---------------------	---------------------
Total liabilities	86,939	94,528

MEMBERS’ EQUITY	11,023	6,622
	---------------------	---------------------
TOTAL	$ 97,962	$ 101,150

See notes to financial statements.

CAGLE’S-KEYSTONE FOODS LLC
STATEMENTS OF OPERATIONS
(Dollars in thousands)
	52-Week Periods Ended
	December 27, 2003	December 28, 2002
NET SALES	$ 215,443	$ 175,104
TOTAL COST OF PRODUCT SOLD	186,529	146,854
SELLING, GENERAL, AND ADMINISTRATIVE	7,338	6,208
DEPRECIATION AND AMORTIZATION	9,154	9,077

OPERATING INCOME	12,422	12,965

OTHER INCOME (EXPENSES):
Interest—net of interest income	-2,198	-4,145
Interest—related party	-377	-56
Other—net	-61	-94
Equity in income of affiliates	269	306

NET INCOME	$ 10,055	$ 8,976
See notes to financial statements.

CAGLE’S-KEYSTONE FOODS LLC
STATEMENTS OF MEMBERS’ EQUITY
(Dollars in thousands)
	Executive Holdings L.P.	Cagle’s, Inc.	Total
BALANCE—December 29, 2001 (deficit)	$ (405)	$ (174)	$ (579)

Net income	6,283	2,693	8,976

Other comprehensive income:
Net change in fair value of:
Interest rate hedge of company—
GA/KY Fundco LLC	1,192	510	1,702
Interest rate hedge of Cagle Foods Credit, L.L.C.—
equity method investment	(91)	(39)	(130)
Total comprehensive income	7,384	3,164	10,548

Distributions to members	(2,343)	(1,004)	(3,347)

BALANCE—December 28, 2002	4,936	1,986	6,622

Net income	7,039	3,016	10,055
Other comprehensive income:
Net change in fair value of:
Interest rate hedge of company—
GA/KY Fundco LLC	5	3	8
Interest rate hedge of Cagle Foods Credit, L.L.C.—
equity method investment	41	18	59

Total comprehensive income	7,085	3,037	10,122

Distributions to members	(4,005)	(1,716)	(5,721)

BALANCE—December 27, 2003	$ 7,716	$ 3,307	$ 11,023

See notes to financial statements.

CAGLE’S-KEYSTONE FOODS LLC
STATEMENTS OF CASH FLOWS
(Dollars in thousands)
	52-Week Periods Ended
	December 27, 2003	December 28, 2002
OPERATING ACTIVITIES:
Net income	$ 10,055	$ 8,976
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,154	9,077
Loss on sale of equipment	39	67
Equity in income of affiliates	-269	-306
Dividends received from affiliates	118	155
Changes in operating assets and liabilities:
Accounts receivable—net	6,173	-8,982
Inventories	-5,985	-2,201
Accounts payable and accrued liabilities	-2,289	8,658
Other	2,585	496
Net cash provided by operating activities	19,581	15,940

INVESTING ACTIVITIES:
Investments in and advances to affiliates	523	47
Purchases of property, plant, and equipment	-2,464	-5,536
Proceeds from sale of property, plant, and equipment	83	5
Other assets and liabilities	-4	-202
Net cash used in investing activities	-1,862	-5,686

FINANCING ACTIVITIES:
Net payments under revolving lines of credit	-12,000	-3,000
Principal payments on long-term debt	-8,817	-56,507
Proceeds from the issuance of long-term debt	-	67,880
Loan fees	-245	-2,207
Debt—related party	11,510	-13,193
Distributions to members	-5,721	-3,347
Net cash used in financing activities	-15,273	-10,374

NET INCREASE (DECREASE) IN CASH	2,446	-120

CASH—Beginning of period	951	1,071

CASH—End of period	$ 3,397	$ 951

See notes to financial statements.

.

CAGLE’S-KEYSTONE FOODS LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE 52-WEEK PERIODS ENDED DECEMBER 27, 2003 AND

DECEMBER 28, 2002

(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Cagle’s-Keystone Foods LLC (the “Company”) was established as a limited liability company on October 31, 1997 and is a joint venture between Cagle’s, Inc. (30%) and Executive Holdings L.P. (70%). The Company’s operations are located in Albany and Franklin, Kentucky. The latest date at which the limited liability company is to dissolve is December 31, 2022. The Company is engaged in the production and sale of processed chicken. A significant portion of all of the Company’s sales are made to the joint venture partners (see Note 3).

Revenue Recognition—The Company recognizes revenue when the product is shipped to customers, an exchange has taken place, and the applicable provisions of Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, have been made.

Inventories—Live field inventories are stated at the lower of cost or market and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at December 27, 2003 and December 28, 2002 consist of the following:

	2003	2002
Finished products	$ 3,954	$ 1,320
Field inventory, breeders, and eggs	10,145	7,869
Feed, ingredients, and medication	1,529	1,200
Supply inventory	2,328	1,582
	$ 17,956	$ 11,971

Property, Plant, and Equipment—Property, plant, and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:

Buildings and improvements 3-30 years

Machinery, furniture, and equipment 3-17 years

Land improvements 7 years

On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superceded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves several implementation issues arising from SFAS No. 121. The effect of adopting SFAS No. 144 was not material to the results of operations or financial condition of the Company.

The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes that no impairment existed at December 27, 2003.

Investment in Unconsolidated Affiliates—The equity method of accounting is used to account for the Company’s investment in unconsolidated affiliates because of the Company’s ability to exercise significant influence.

Fair Value of Financial Instruments—The carrying amounts of cash, accounts receivable, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is the amount the Company would receive or pay to terminate the swap agreements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting Period—The Company’s tax reporting year ends on the Saturday closest to December 31, which for the current year was January 3, 2004. For purposes of these financial statements, the Company has elected to use the 52-week periods ended December 27, 2003 and December 28, 2002.

Income Taxes—The Company is a limited liability company and has received a ruling from the Internal Revenue Service, which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Accumulated Other Comprehensive Loss—Included in members’ equity is accumulated other comprehensive loss related to interest rate swaps (see Note 2) of $149 and $216 as of December 27, 2003 and December 28, 2002, respectively.

Derivative Instruments and Hedging Activities—On December 31, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amended SFAS No. 133. These standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

Interest Rate Swap Agreements—These agreements involve the receipt of a floating rate of interest on long-term debt in exchange for a fixed-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. These swap agreements have been designated as cash flow hedges and their fair values are recognized as an asset or liability in the financial statements with a corresponding gain or lose recognized, in accumulated other comprehensive (loss) income in members’ equity.

Interest Rate Collar Agreements—These agreements involve the receipt of a floating rate of interest above a certain cap or below a certain floor on long-term debt in exchange for the cap or the floor over the life of the agreements without an exchange of the underlying debt principal amount. These agreements did not qualify as hedges under SFAS No. 133. The fair values of the collars are recognized as an asset or liability in the financial statements with a corresponding gain or loss recognized as income or expense.

New Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The disclosure provisions of FIN 45 are effective for the Company as of December 28, 2002. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 28, 2002. Adoption of the accounting recognition provisions of FIN 45 did not have a significant impact on the Company’s financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51. FIN 46 addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. The underlying principle behind FIN 46 is that if a business enterprise has the majority financial interest in an entity, which is defined in FIN 46 as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. In December 2003, the FASB issued Revised FIN 46 (“FIN 46R”) to clarify certain aspects of FIN 46 including the determination of who is the primary beneficiary of a variable interest entity. FIN 46R postponed the effective date as to when companies are required to apply the provisions of FIN 46 prospectively for all variable interest entities in existence prior to January 31, 2003 until the first financial reporting period that ends after March 15, 2004. However, for entities that are considered to be special purpose entities, the effective date of FIN 46 is financial reporting periods after December 15, 2003. The Company is evaluating the impact of FIN 46 to determine the effect, if any, the pronouncement will have on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of the pronouncement did not have a significant impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of concerns over implementation and measurement issues, the FASB unanimously decided on October 29, 2003 to defer the application of SFAS No. 150 to certain noncontrolling interests of limited-life entities that are consolidated in the financial statements. Adoption of the pronouncement did not have a significant impact on the Company’s financial statements.

On January 12, 2004, the FASB issued FASB Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-1”). FSP 106-1 permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting impact, if any, of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), which was enacted into law on December 8, 2003. The Company has elected to defer recognition of the provisions of the Act as permitted by FSP 106-1 due to uncertainties regarding some of the new Medicare provisions and a lack of authoritative accounting guidance regarding certain matters. Changes to previously reported information may be required depending on the transition guidance issued in future authoritative guidance.

Reclassifications—Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. LONG-TERM DEBT

Long-term debt at December 27, 2003 and December 28, 2002 consists of the following:

	2003	2002
Notes payable to GA/KY Fundco LLC under a term loan agreement, variable interest rate (2.92% at December 27, 2003 and 3.69% at December 28, 2002) commencing April 30, 2002, maturing on April 19, 2007.	$ 54,563	$ 63,380

Note payable to GA/KY Fundco LLC under a revolving credit agreement, variable interest rate (2.92% at December 27, 2003 and 3.36% at December 28, 2002) commencing April 30, 2002, maturing on April 30, 2007.	0	12,000

Note payable to Equity Group–Georgia Division LLC, a related party, variable interest rate (2.89% at December 27, 2003 and 3.36% at December 28, 2002), due on demand.	15,500	4,000

Note payable to Cagle Foods Credit, L.L.C., a related party, 6.5% fixed interest rate, due on demand.	875	0

Note payable to Cagle Foods Credit, L.L.C., a related party, 9.25 % fixed interest rate, due on demand.	601	0
Total	71,539	79,380
Current portion of long-term debt	7,500	7,500
Related party debt-due on demand	16,976	4,000
Total long-term debt	$ 47,063	$ 67,880

On April 30, 2002, GA/KY Fundco LLC (“Fundco”) (a 50%-owned subsidiary) executed a loan agreement for a $105 million term loan facility and a $30 million revolving loan facility at variable interest rates on behalf of the Company and Equity Group–Georgia Division LLC (“Equity GA”), formerly Cagle Foods JV, L.L.C., a related party. This loan is guaranteed by the Company and Equity GA. The proceeds were used to repay the Company’s and Equity GA’s existing term loan of $53.7 million and revolving loans of $17 million and purchase all of the Cagle’s, Inc. joint venture interests in Equity GA.

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Equity GA. Fundco is a special purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Equity GA. All borrowing terms entered into by Fundco are the same borrowing terms passed down to the Company and Equity GA. Fundco has no other operations. At December 27, 2003, Equity GA had $22.9 million outstanding for the term loan facility and none for the revolving loan facility. The debt is secured by substantially all of the Company’s’ assets.

Aggregate maturities of long-term debt during the years subsequent to December 27, 2003 are as follows:

For the fiscal year
2004	$ 24,476
2005	8,000
2006	8,000
2007	31,063
$ 71,539

The Company incurred approximately $2,207 in loan origination costs related to the term loan and revolver, which is being amortized on a straight-line basis over the term of the loan, five years. Amortization expense related to the loan origination costs was $462 in 2003.

In 2003 and 2002, the Company paid approximately $2,750 and $4,324 in interest expense, respectively.

On December 31, 1997, Fundco, on behalf of the Company and Equity GA, entered into two interest rate swap agreements, which matured December 31, 2002. The swaps effectively fixed the rate on original notional amounts of $58.5 million at rates of 5.98% and 6%, plus a spread based on the Company’s debt-to-cash-flow ratio. These notional amounts changed based on amounts outstanding under the Company’s term and revolving loan agreements. Under the terms of the agreements, the Company made payments at fixed rates and receives payments at variable rates based on the three-month London InterBank Offered Rate (“LIBOR”). Approximately $12 in unrealized losses exist on these agreements at December 28, 2002, the Company’s share of which is $8 and Equity GA’s share is $4.

On January 15, 2003, Fundco entered two new interest rate collars on behalf of the Company and Equity GA. The collars allow Fundco to incur a floating rate of interest on the outstanding notional amount between a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate (4%) or falls below the floor rate (1.5%). Each contract originated with a notional amount of $28,350. The notional amounts amortize over a three-year term in proportion to the underlying Fundco term loan. The collars differ in that one has a conventional cap which may trigger payments on a period-by-period basis, while the other has a cumulative cap which will only trigger payments when the sum of all floating rate payments exceed interest at the cap rate over the life of the contract. As of the date of this report it is highly probable that the underlying loan for which these derivative contracts were entered will be terminated in the near term. For this reason, the collars are not given hedge accounting and changes in their market values are reflected in other income and expenses of the Company in the amount of $97.

At December 27, 2003 Fundco had an unused standby letter of credit available to the Company amounting to $4,760.

3. RELATED PARTY TRANSACTIONS

Sales to the Company’s owners (Executive Holdings L.P. through its common ownership affiliate Keystone Foods LLC and Cagle’s, Inc.) represented 80% and 89% of net sales during 2003 and 2002, respectively. The Company currently sells deboned chicken at cost plus $.03 per eviscerated pound.

Executive Holdings L.P. and Cagle’s Inc. both charge the Company administrative fees based on the Company’s volume of production. These fees totaled $2,430 and $2,264 in 2003 and 2002, respectively.

Sales, expenses, and balances with related parties for 2003 and 2002 are summarized as follows:

	Executive	Franklin			Cagle’s,
	Holdings L.P.	Equipment	Equity GA	Credit	Inc.
2003
Net sales	$ 172,580	$ -	$ 561	$ -	$ 21
Purchases	-	-	5,973	-	-
Interest income (expense)	-	14	(300)	(91)	-
Balance at year-end:	-	-	-	-	-
Net A/R, (A/P)	4,547	-	(58)	-	(56)
Notes receivable	-	-	-	-	-
Notes payable	-	-	15,500	1,476	-

	Executive	Franklin			Cagle’s,
	Holdings L.P.	Equipment	Equity GA	Credit	Inc.
2002
Net sales	$ 153,866	$ -	$ 1,388	$ -	$ -
Purchases	-	-	494	-	-
Interest income (expense)	-	37	(93)	-	-
Balance at year-end:	-	-	-	-	-

Net A/R, (A/P)	13,353	2	(54)	(522)	(7)
Notes receivable	-	523	-	-	-
Notes payable	-	-	4,000	-	-

The Company entered into a loan agreement with Franklin Poultry Equipment LLC (“Franklin Equipment”) to advance $1.6 million in funds to finance operations. Franklin Equipment is a joint venture between Cagle’s, Inc. and Executive Holdings L.P., whose primary purpose is to supply independent farmers equipment necessary for production of chickens owned by the Company. This loan bears interest at a rate of 7% per annum. The balance at December 28, 2002 was $523 and the loan was repaid in February and October 2003.

In 2003, Cagle Foods Credit, L.L.C. (“Credit”), a related party, transferred two foreclosed consumer loans and the related real estate that collateralized the loans to the Company. The Company acquired this real estate from Credit for the book value and issued notes payable as consideration for this acquisition. The real estate collateral is recorded in other assets at the loan values which approximate fair market value and are held for resale. The balance of the notes payable at December 27, 2003 were $875 (6.5% fixed rate interest) and $601 (9.25% fixed rate interest).

4. COMMITMENTS

In 2003, the Company entered into a five year industrial power agreement with South Kentucky Rural Electric Cooperative Corporation (the “Co-op”). Under the terms of this agreement, the Co-op has agreed to provide the substation and other facilities costing approximately $518 to supply the Company with its power requirements. The cost of these facilities will be recovered through rates over the life of the contract.

Additionally in 2003, the Company entered into a five year emergency backup service agreement with the Co-op. Under the terms of this agreement, the Co-op has agreed to provide the backup generators and associated equipment and facilities costing approximately $608 to provide backup electric to the Company in the event of a power interruption. The Company has agreed to pay an annual facilities charge of $114 for the availability of this service.

The Company leases machinery and equipment under operating leases. Rent expense was $2,649 and $1,635 in 2003 and 2002, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 27, 2003:

For the fiscal year
2004	$ 2,855
2005	2,855
2006	2,733
2007	1,720
2008	843
Thereafter	318
$ 11,324

5. INVESTMENT IN UNCONSOLIDATED AFFILIATE

Effective December 1995, Cagle’s, Inc., Executive Holdings L.P., and Equity GA formed Credit. Each Company made capital contributions of $3. Effective July 1, 1998, the Company became a member of Credit, at which time the Company made a capital contribution of $14. Currently, the Company owns 25% of Credit along with Equity GA (25%) and Executive Holdings L.P. (50%). Credit was formed for the purpose of financing the facilities of the Company’s and Equity GA’s contract growers. The investment is being accounted for under the equity method. The undistributed income from this affiliate allocated to the Company was $269 and $306 in 2003 and 2002, respectively. The Company received distributions of $118 and $155 in 2003 and 2002, respectively.

On April 30, 2002, Credit executed a loan agreement for a $25.3 million revolving loan facility at variable interest rates. The Company and Equity GA have guaranteed the borrowings under the loan agreement. Credit has received advances of approximately $21.7 million on the revolving loan facilities as of December 27, 2003. The revolving loan facility is due in monthly installments. Credit is required to make a final balloon payment in April 2007.

Credit has consumer loans receivable of approximately $20.8 million and $25.1 million at December 27, 2003 and December 28, 2002, respectively. Credit has total assets of approximately $24.4 million and $26.0 million and total liabilities of approximately $22.6 million and $25.0 million as of December 27, 2003 and December 28, 2002, respectively, and net income of approximately $1,076 and $1,225 for 2003 and 2002, respectively.

6. BENEFIT PLANS

The Company contributes to a 401(k) retirement plan for employees who meet the eligibility requirements. Under the plan, the Company contributes up to 2% of participating employees’ salaries. Amounts contributed by the Company to the 401(k) plan totaled $95 in 2003 and $89 in 2002. During 2003, the Company introduced a defined contribution plan for certain employees not covered by collective bargaining agreements. Contributions are made on the basis of a percentage of each employee’s salary and pension expense for 2003 was $227.

In November 2002, the Company revised its benefits program to provide certain health care benefits for retired employees. Substantially, all of the Companies’ domestic employees may become eligible for varying levels of benefits if they reach normal retirement age while working for the Company.

The Companies’ accumulated postretirement benefit obligation, which is unfunded, is $328 and $212 at December 27, 2003 and December 28, 2002, respectively. The accrued postretirement benefit cost recognized in the accompanying balance sheets is $113 and $20 at December 27, 2003 and December 28, 2002, respectively. No retiree benefit payments were paid, 2003 or 2002.

Actuarial assumptions used to determine the liability for postretirement plans other than pensions included a discount rate of 6.25% at December 27, 2003 and 6.75% at December 28, 2002.

For measurement purposes, an average 5.5% annual increase in the per capita cost of covered health care benefits was assumed for 2003.

The net periodic postretirement benefit costs were $93 and $20 for 2003 and 2002, respectively.

7. CONTINGENCIES

The Company is a party to various lawsuits in the ordinary course of doing business. The Company intends to defend these matters vigorously. The outcome of such lawsuits cannot presently be determined, but in the opinion of management, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the accompanying financial statements.

8. SUBSEQUENT EVENT

As described in Note 1, the Company is owned 70% by Executive Holdings L.P., which is affiliated with Keystone Foods LLC and various other entities through common ownership. On April 2, 2004, the Company became subject to an agreement under which the Company and various other entities affiliated by common ownership with Keystone Food LLC would be merged into one entity and an unrelated third party would obtain a controlling equity interest in that entity. The agreement is subject to regulatory approval and satisfaction of the conditions agreed to by the parties. Following that merger, it is likely that borrowing agreements outstanding at December 27, 2003 would be replaced by new agreements entered into by the postmerger entity. The accompanying financial statements do not reflect any adjustments that might result from the merger or repayment of debt.

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